FANTASY SPORTS NET, INC.
                          142 MINEOLA AVENUE, SUITE 2-D
                         ROSLYN HEIGHTS, NEW YORK 11577



                                                     January 4, 2000


Via Telecopier (202) 942-9516

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jim Budge, Esq.

                         RE:  Fantasy Sports Net, Inc. (the "Company")
                              Form SB-2
                              File No.: 333-82767

Dear Mr. Budge:

     Request is hereby made for the withdrawal of the Form SB-2 registration statement filed with the Securities and Exchange Commission on July 13, 1999 under file number 333-82767. The Company intends to conduct an underwritten initial public offering. Management believes that the Company will obtain better terms in the underwritten offering if the current registration statement is withdrawn.

                                                     Very truly yours,

                                                     FANTASY SPORTS NET, INC.


                                                          /s/ DARRELL LERNER

                                                     By:  Darrell Lerner
                                                          President and Director